Exhibit 99.70

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited and as restated)

TIMMINS GOLD CORP.
CONSOLIDATED INTERIM BALANCE SHEETS
(Unaudited, in Canadian dollars)

	(Restated – Note 2)
	September 30, 2010	March 31, 2010

ASSETS
Current
Cash and cash equivalents	$3,963,236	$2,694,825
Accounts receivable (Note 3)	9,570,138	6,319,583
Inventory (Note 4)	7,354,898	6,420,154
Prepaid expenses	375,027	655,704
Due from related party (Note 7)	79,200	92,656
Total current assets	21,342,499	16,182,922

Equipment (Note 5)	26,760,687	24,397,467
Resource properties (Note 6)	51,407,659	41,698,893

Total assets	$99,510,845	$82,279,282

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$4,868,458	$4,403,822
Vendor loan (Note 5)	1,775,715	1,758,120
Current portion of long-term debt (Note 10)	20,985,567	8,045,163
Total current liabilities	27,629,740	14,207,105

Future income tax	8,264,975	3,967,061
Long term debt (Note 10)	-	8,088,563
Other long term liabilities (Note 13d)	1,080,293	1,035,590
Asset retirement obligation (Note 9)	970,851	929,382
Total liabilities	37,945,859	28,227,701

Shareholders' equity
Share capital (Note 8)	74,342,075	52,271,066
Convertible preference shares (Note 8)	-	13,586,780
Warrants (Note 8)	1,163,624	2,876,305
Contributed surplus	4,429,953	3,773,765
Deficit	(18,370,666)	(18,456,335)

Total shareholders’ equity	61,564,986	54,051,581

Total liabilities and shareholders’ equity	$99,510,845	$82,279,282

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent events (Note 15)

The accompanying notes are an integral part of these consolidated interim financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited, in Canadian dollars, except for per share amounts)

	(Restated)		(Restated)
	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009

METAL REVENUES	$20,322,817	$-	$34,655,414	$-

EXPENSES:
Cost of sales	8,385,517	-	16,464,484	-
Amortization and depreciation	2,374,001	15,144	3,510,828	30,704
Asset write down	-	-	2,652	-
Corporate and administrative	1,138,247	926,839	1,911,771	2,113,838
Accretion of reclamation liability	31,448	3,146	62,189	6,767
Stock-based compensation (Note 8)	555,615	55,014	1,108,628	104,037

INCOME (LOSS) FROM OPERATIONS	7,837,989	(1,000,143)	11,594,862	(2,255,346)

OTHER INCOME / (EXPENSES):
Other income / (expenses)	4,625	-	10,685	652
Interest expense, net	(2,039,677)	(60,320)	(4,141,949)	(127,510)
Foreign exchange gain / (loss)	(239,512)	498,464	(232,243)	1,015,875
Loss on embedded derivatives	(335,889)	-	(2,935,634)	-

	(2,610,453)	438,144	(7,299,141)	889,017

Income (loss) before taxes	5,227,536	(561,999)	4,295,721	(1,366,329)

Income tax (recovery) - future	(4,313,216)	-	(4,210,052)	-

Net income (loss) and comprehensive income (loss) for the period	$914,320	$(561,999)	$85,669	$(1,366,329)

Earnings (loss) per share – basic and diluted	$0.01	$(0.01)	$0.00	$(0.01)

Weighted average number of shares outstanding – basic and diluted	135,097,052	114,623,449	133,156,545	91,893,133

The accompanying notes are an integral part of these consolidated interim financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited, in Canadian dollars)

	(Restated)		(Restated)
	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
CASH FLOWS TO OPERATING ACTIVITIES
Net income (loss) for the period	$914,320	$(561,999)	$85,669	$(1,366,329)
Items not affecting cash:
Accretion of reclamation liability	31,448	3,146	62,189	6,767
Accretion of vendor loan	-	60,320	-	127,510
Amortization and depreciation	2,374,001	15,144	3,510,828	30,704
Accrued interest on long-term debt	(111,628)	-	1,988,152	-
Loss on embedded derivative	335,889	-	2,935,634	-
Stock-based compensation	555,615	55,014	1,108,628	104,037
Unrealized foreign exchange gain (loss)	36,637	(594,013)	52,728	(1,021,002)
Asset write down	-	-	2,652	-
Future income tax recovery	4,313,216	-	4,210,052	-

Changes in non-cash working capital items:
Accounts receivable	(2,119,548)	109,403	(3,245,787)	(198,262)
Inventory	(904,105)	-	(934,744)	-
Prepaid expenses	(88,583)	(106,568)	(274,187)	(71,037)
Accounts payable and accrued liabilities	(530,900)	425,287	403,205	1,503,779
Due from related parties	-	(4,818)	13,456	(39,367)

Cash flows provided by (used in) operating activities	4,806,362	(599,084)	9,918,475	(923,200)

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES
Shares issued for cash	1,161,251	27,000	6,319,108	12,772,524
Share issue costs	-	(319,132)	-	(944,688)

Cash flows provided by (used in) financing activities	1,161,251	(292,132)	6,319,108	11,827,836

CASH FLOWS USED BY INVESTING ACTIVITIES
Purchase of equipment	(2,161,846)	(1,959,804)	(3,496,883)	(4,640,240)
Expenditures on resource properties	(5,206,610)	(2,616,869)	(11,472,289)	(4,362,062)

Cash flows used in investing activities	(7,368,456)	(4,576,673)	(14,969,172)	(9,002,302)
Increase (decrease) in cash and cash equivalents during the period	(1,400,843)	(5,467,889)	1,268,411	1,902,334
Cash and cash equivalents, beginning of period	5,364,079	8,070,327	2,694,825	700,104
Cash and cash equivalents, end of period	$3,963,236	$2,602,438	$3,963,236	$2,602,438

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated interim financial statements

TIMMINS GOLD CORP.
CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited, in Canadian dollars)

			Number of
	Number		Convertible					Total
	of Common		Preference			Contributed	(Restated –	Shareholders’
	Shares	Amount	Shares	Amount	Warrants	Surplus	Note 2)	Equity
							Deficit

Balance, March 31, 2009	71,730,454	$33,915,729	11,000,000	$13,586,780	$430,400	$3,179,625	$(9,840,415)	$41,272,119
Issued:
Pursuant to private placement (Note 8a)	5,989,500	2,021,008	-	-	374,792	-	-	2,395,800
Pursuant to private placement (Note 8b)	25,873,060	8,359,450	-	-	1,989,774	-	-	10,349,224
Pursuant to exercised options (Note 8c)	775,000	833,370	-	-	-	(377,120)	-	456,250
Pursuant to exercised warrants (Note 8d)	10,703,500	7,764,026	-	-	(1,341,926)	-	-	6,422,100
Share issue costs (Notes 8a and b)	-	(769,542)	-	-	(175,146)	-	-	(944,688)
Warrants issued on financing (Note 10)	-	-	-	-	1,745,436	-	-	1,745,436
Reclassification of warrants exercised in prior years	-	147,025	-	-	(147,025)	-	-	-
Stock-based compensation (Note 8)	-	-	-	-		971,260	-	971,260
Net loss	-	-	-	-		-	(8,615,920)	(8,615,920)

Balance, March 31, 2010	115,071,514	52,271,066	11,000,000	13,586,780	2,876,305	3,773,765	(18,456,335)	54,051,581
Issued:
Pursuant to exercised options (Note 8e)	762,500	959,940	-	-	-	(452,440)	-	507,500
Pursuant to exercised warrants (Note 8f)	9,352,680	7,524,289	-	-	(1,712,681)	-	-	5,811,608
Conversion of preference shares	11,000,000	13,586,780	(11,000,000)	(13,586,780)	-	-	-	-
Stock-based compensation (Note 8)	-	-	-	-	-	1,108,628	-	1,108,628
Net income	-	-	-	-	-	-	85,669	85,669
Balance, September 30, 2010	136,186,694	$74,342,075	-	$-	$1,163,624	$4,429,953	$(18,370,666)	$61,564,986

The accompanying notes are an integral part of these consolidated interim financial statements.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) ( collectively the “Subsidiary”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the TSX Venture Exchange. The recovery of the Company's investment in its resource properties is dependent upon sale of mineral products produced from these properties, the possible sale of any of its resource properties and the ability to raise sufficient capital to continue to explore, develop and operate these properties at a profit.

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. These unaudited interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent audited annual statements for years ended March 31, 2010 and 2009. In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2010 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending March 31, 2010 or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing. Since its inception, the Company has reported losses from operations, except for the income reported in this most recent quarter, resulting in a deficit of $18.37 million. As at September 30, 2010, the Company had cash and cash equivalents of $3.96 million and a working capital deficit of $6.29 million.

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION

Correction of error in September 30, 2010 interim consolidated financial statements

The September 30, 2010 figures have been restated to adjust for errors related to the capitalization of deferred stripping costs and the associated future income tax liability. The Company expects to issue amended financial statements as at September 30, 2010 and for the three and six-month periods then ended. The effects of the restatement are summarized as follows:

	As at September 30, 2010
	As reported	As restated

Balance sheet
Inventory	$5,608,358	$7,354,898
Future income tax liability	3,797,900	8,264,975
Deficit	(15,650,131)	(18,370,666)

		September 30, 2010
	As reported three	As restated three	As reported six	As restated six
	months ended	months ended	months ended	months ended

Statements of operations and comprehensive income (loss)
Cost of sales	$10,132,057	$8,385,517	$18,211,024	$16,464,484
Income tax expense	(153,859)	4,313,216	(257,023)	4,210,052
Net income and comprehensive income	3,634,855	914,320	2,806,204	85,669
Earnings per share - basic and diluted	0.03	0.01	0.02	0.00

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION (continued)

Reclassification

The comparative financial statements have been reclassified to conform to the presentation of the current year financial statements; specifically the Statement of Operations has been reclassified following the commencement of commercial operations at the San Francisco Mine on April 1, 2010.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

	b)	Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

	c)	Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

	d)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of the fiscal year beginning April 1, 2011, with restatement of comparative information presented.

3.	ACCOUNTS RECEIVABLE

	September 30, 2010	March 31, 2010

Accounts receivable- Gold sales	$5,719,951	$2,525,135
Taxes receivable	3,746,874	3,458,079
Other	103,313	336,369

	$9,570,138	$6,319,583

Taxes receivable are the value added tax payments (“IVA”) made by the Company, which in Mexico, are refundable.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

4.	INVENTORY

The major components of the Company’s inventory accounts at September 30 and March 31, 2010 are as follows:

	(Restated)	(Restated)
	September 30, 2010	March 31, 2010

Gold in-process	$4,674,668	$4,056,326
Materials and supplies	2,680,230	2,363,828
	$7,354,898	$6,420,154

Cost of sales was comprised of the following:

	(Restated)	(Restated)
	Three months	Six months
	ended	ended
	September 30, 2010	September 30, 2010

Costs of mining	$5,405,862	$10,068,221
Crushing and gold recovery costs	2,669,742	4,976,922
Mine site administration costs	1,022,219	1,418,446
Other costs	-	500,568
Transport and refining	81,010	118,669
Net change in Inventory	(793,316)	(618,342)
	$8,385,517	$16,464,484

5.	EQUIPMENT

	September 30, 2010			March 31, 2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$323,722	$142,301	$181,421	$249,097	$105,932	$143,165
Machinery and equipment	22,971,566	1,026,962	21,944,604	19,784,186	29,931	19,754,255
Leasehold improvements	8,259	6,607	1,652	8,259	5,781	2,478
Mine equipment and buildings	3,832,497	11,114	3,821,383	3,794,602	-	3,794,602
Office furniture and equipment	424,559	67,104	357,455	325,595	49,894	275,701
Vehicles	685,235	231,063	454,172	598,743	171,477	427,266

	$28,245,838	$1,485,151	$26,760,687	$24,760,482	$363,015	$24,397,467

Under the San Francisco Property Acquisition Agreement, the Company agreed to purchase certain mine equipment and buildings from the vendor for US $4,025,000 (or $4,237,200). Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. Therefore to March 31, 2010, the full acquisition price of the US dollar denominated debt had been discounted at an annualized rate of 6.775% to reflect the implied interest rate. The final payment on this obligation in the amount of US $1,730,774 (or Canadian $1,775,715) is expected to be paid by December 2010.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES

	September 30, 2010
		Amortization	Net Book
	Cost	and Depreciation	Value

Resource properties	$53,796,352	$2,388,693	$51,407,659

	March 31, 2010
		Amortization	Net Book
	Cost	and Depreciation	Value

Resource properties	$41,698,893	$-	$41,698,893

			September 30,	March 31,
	Depletable	Non-depletable	2010	2010

San Francisco (Note 6a)	$48,858,223	$-	$48,858,223	$39,547,681
El Capomo (Note 6b)	-	448,581	448,581	412,743
Cocula (Note 6c)	-	1,327,565	1,327,565	1,134,633
El Picacho (Note 6d)	-	204,327	204,327	174,630
Other properties (Note 6e)	-	568,963	568,963	429,206
	$48,858,223	$2,549,436	$51,407,659	$41,698,893

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property.

b)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

c)	Cocula Property

On July 18, 2007, the Company finalized an option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to pay a total of US$1,500,000 over four years, as follows:

US$50,000 on signing the option agreement (paid);
US$50,000 on or before January 18, 2008 (paid)
US$50,000 on or before July 18, 2008 (paid);
US$75,000 on or before June 15, 2009 (paid);
US$75,000 on or before September 15, 2009 (paid);
US$123,437 was paid in July 2010, and US $26,563 was paid in September 2010; and
US$1,050,000 on or before July 18, 2011.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

	d)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to pay the vendor a total of US$1,500,000 over four years, as follows:

US$15,000 on signing the option agreement (paid);
US$15,000 on June 11, 2008 (paid);
US$15,000 on December 11, 2008 (paid);
US$15,000 on June 11, 2009 (paid);
US$15,000 on December 11, 2009 (paid);
US$15,000 on June 11, 2010 (paid);
US$15,000 on December 11, 2010, and
US$1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

e)	Other Properties

The Company has received title to the Santa Maria del Oro claim in Jalisco, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico

7.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2010, the Company entered into the following transactions with related parties:

a)

The Company incurred $141,304 (2009 - $42,609) of geological and consulting fees to directors and officers of the Company for the six month period ended September 30, 2010 and $51,658 (2009- was a recovery of $2,520) for the three months ended September 30, 2010. As of September 30, 2010, $3,041 (March 31, 2010 - $3,469) was advanced to these directors and officers.

b)

The Company incurred $Nil (2009 - $39,367) for rent and administrative expenses on behalf of a company with directors in common for the six months ended September 30, 2010 and $Nil for (2009-$4,820) for the three months ended September 30, 2010. As of September 30, 2010, $79,200 (March 31, 2010 - $92,656) was due from this company.

	c)	In the six months ended September 30, 2009, the Company paid $32,400 (2009-$33,600) as consulting fees to its Chief Financial Officer and $12,000 of consulting fees to a director of the Company.

The transactions with related parties were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the parties.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL

Authorized:

unlimited number of common shares without par value unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

a)

On April 21, 2009, the Company closed a second tranche of a private placement (the first tranche closed in June 2008). This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering.

b)

On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering.

c)	During the year ended March 31, 2010, 775,000 options were exercised at prices ranging from $0.55 to $0.70 $377,120 was transferred from contributed surplus.

d)	During the year ended March 31, 2010, 10,703,500 warrants were exercised at a price of $0.60. $1,341,926 was transferred to share capital.

e)	During the six month period ended September 30, 2010, 762,500 options were exercised at prices ranging from $0.35 to $1.00. $452,440 was transferred from contributed surplus.

f)	During the six month period ended September 30, 2010, 9,352,680 warrants were exercised at an average price of $0.62. $1,712,681 was transferred to share capital.

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding, March 31, 2009	6,262,500	$0.62

Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50
Outstanding, March 31, 2010	7,950,000	0.77

Exercised	(762,500)	0.59
Expired	(610,000)	0.77

Outstanding, September 30, 2010	6,577,500	$0.77

Exercisable, September 30, 2010	4,524,375	$0.67

Stock options outstanding at September 30, 2010 are as follows:

	Number
Number of Options	of Options	Exercise
Outstanding	Exercisable	Price	Expiry Date

225,000	225,000	$ 0.55	December 31, 2010
1,020,000	1,020,000	$ 0.35	July 25, 2011
1,250,000	1,250,000	$ 0.70	May 11, 2012
100,000	100,000	$ 0.50	July 18, 2012
1,245,000	1,245,000	$ 0.75	November 27, 2012
2,462,500	615,625	$ 1.00	November 13, 2014
275,000	68,750	$ 1.00	November 27, 2014
6,577,500	4,524,375

* 75,000 of these options were exercised after September 30, 2010 (See note 15).

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL (continued)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding, March 31, 2009	3,125,000	$0.60

Issued (Notes 8 a, b and 10)	18,931,280	0.63
Exercised (Note 8d)	(10,703,500)	0.60

Outstanding, March 31 ,2010	11,352,780	0.65

Exercised (Note 8f)	9,352,680	0.62
Expired	100	0.60

Outstanding, September 30, 2010	2,000,000	$0.80

Warrants outstanding at September 30, 2010 are as follows:

Number	Exercise
of Warrants	Price	Expiry Date

2,000,000	$ 0.80	January 26, 2012
2,000,000

Stock-based compensation

The total fair value of stock options recognized as an expense during the six month period ended September 30, 2010 was $1,108,628 (2009 - $104,037).There were no option grants in the three and six month periods ended September 30, 2010.

The following assumptions were used for the Black-Scholes valuation of stock options and agents’ compensation options granted in 2009:

2009
Risk-free interest rate	1 – 2.75%
Expected life of options	1-4 years
Annualized volatility	89 – 119%
Dividend rate	0.00%

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

9.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2010	March 31, 2010
Balance, beginning of the period	$929,382	$222,236
Accretion	32,386	13,465
Effect of foreign exchange	9,083	(43,402)
Change in estimate	-	737,083

Balance, end of the period	$970,851	$929,382

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations.

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 (March 31, 2010: US$1,041,244), which has been discounted using a credit-adjusted interest rate of 6.674% . All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

10.	LONG TERM DEBT

On January 22, 2010, the Company issued US$15 million in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of 3 million share purchase warrants exercisable for 24 months at a price of $0.80. These warrants were valued at $1,745,436. The warrants were valued using the Black-Scholes model with the following assumptions: (i) volatility-67%, (ii) interest rate-1.21%, (iii) term-730 days and (iv) dividends-nil. During the three month period ended September 30, 2010, 1,000,000 of these warrants were exercised.

The Gold Loan is to be repaid in 12 equal monthly installments commencing August 2010. At the time of payment, each payment shall be equivalent in value to 1,667 ounces of gold (a total of 20,004 ounces). The Company has guaranteed the Gold Loan holders a minimum rate of return of 15% per annum and the Gold Loan is secured by among other things a first charge on the assets of MdN.

The total loan payable at the initial transaction date was $14,137,500. For the six months ended September 30, 2010, the interest expense on this debt was $3,936,159. As of March 31, 2010, the Company accrued and capitalized to mineral property $1.37 million of interest expense which amount was recorded as current portion of long term debt. In addition, in accordance with CICA section 3855 the Company fair valued an embedded derivative associated with this liability and a charge to earnings of $3,559,060 was recorded as a debt. The table below summarizes the Gold Loan accounts:

Loan proceeds at issuance	$15,882,937
Value attributed to warrants	(1,745,437)
Loan carrying value	14,137,500

	September 30,	March 31, 2010
	2010

Current portion of carrying value and accrued interest	$17,386,507	$8,045,163
Unrealized loss on embedded derivative	3,599,060	-
	$20,985,567	$8,045,163

Long-term portion of carrying value	$-	$7,465,137
Unrealized loss on embedded derivative	-	623,426
	$-	$8,088,563

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	Six months ended
		September 30,
	2010	2009

Accrual of obligations for equipment and assets retirement obligation accretion (including IVA and foreign exchange)	$47,470	$67,147
Recognition and accretion of long term debt (including IVA)	44,703
Amortization expenses allocated to development expenditures	1,097,534	46,524
Fair value of warrants issued for financings	-	2,364,566
Fair value of converted preferred shares	13,586,780	-

During the periods ended September 30, 2010 and 2009, the Company made no payments relating to income tax. It did pay $2,161,233 with respect to interest on the Gold Loan and an additional $2,244,269 was paid in the first week of October.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Categories of Financial Assets and Liabilities

In accordance with Canadian GAAP, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable , the vendor loan, the Gold Loan and other long term debt are classified as other financial liabilities. Accretion on the vendor loan has been determined using a market related interest rate and the amortized cost of the Gold Loan is calculated using the effective interest rate method and as such their carrying values approximate fair value.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

At September 30, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2

Cash and cash equivalents	$3,963,236	$-
Embedded derivative	-	3,599,060

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS (continued)

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At September 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above.

	b)	Derivative Financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. As at September 30, 2010, the Company had not entered into any such derivative contracts.

	c)	Risk Management

The Company’s operations consist of acquiring, exploring and developing and operating mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

(i) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of IVA from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At September 30, 2010, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believe them to be of sound credit worthiness and to date, all receivable have been settled in accordance with agreed upon terms and conditions.

(ii) Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities and in particular gold and silver and also to many consumables that are used in the production of gold and silver dore. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS (continued)

The Company entered into the Gold Loan to partially finance the resumption of mining activities at the San Francisco Mine. As repayment of this obligation is referenced to the spot price of gold, any increase in the price of gold will increase the cost of borrowing related to this financing. For example, at September 30, 2010 for each (US) $100 per ounce increase in the price of gold, the cost of repaying this obligation will increase by (US) $1,667,000 over remaining ten monthly payments.

(iii) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements and its exploration and production plans. Because the Company remains in its formative stages, no assurance may be given that external financing will be available should the Company’s Board of Director determine that such financing will be necessary. The Company's overall liquidity risk has increased since the San Francisco mine was placed into commercial production.

(iv) Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net loss and other comprehensive loss are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise cash and cash equivalents, metal sales and accounts receivable, accounts payable, accrued liabilities, the Gold Loan and future income tax liabilities, denominated in Mexican pesos and United States dollars. The San Francisco Mine has operating costs that may be denominated in or referenced to either the Mexican peso or the United States dollar. In addition, several of the Company’s agreements to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. At the present time, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Appreciation in the Mexican peso and the United States dollar against the Canadian dollar will increase the cost of operations in Mexico. A decrease in the United States dollar against the Canadian dollar will result in a loss to the extent that funds are held in United States dollars and its revenue will fall as gold and silver are priced in United States dollars.. The Company partially offsets its exposure to foreign exchange risk, principally with respect to the Mexican peso, by maintaining currency balances in Mexican pesos to offset operating costs, amounts payable and tax liabilities that are denominated in pesos. Some balance sheet and income statement exposure remains as it is not possible to fully forecast the peso currency requirements and peso receipts in future periods. The Company is also exposed to inflation risk in Mexico.

The approximate sensitivity of the Company’s net loss and other comprehensive loss for the three month period ended September 30, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as a decrease in the net income and comprehensive income for each 10% appreciation in the peso against the Canadian dollar:

Net loss and other comprehensive loss	$1.5 million

A 10% depreciation of the Mexican peso against the Canadian dollar Mexican peso would have a similar increase in net income.

A 10% appreciation in the US dollar in relation to the Canadian dollar would have increased the Company’s net income and comprehensive income for the quarter ended September 30, 2010, 2010 by approximately:

Net loss and other comprehensive loss	$2.8 million

A 10% depreciation of the US dollar against the Canadian dollar would have a similar decrease in net income.

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS (continued)

(v) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has limited short term investments. In addition, the Company has and may incur additional interest bearing debt obligations. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks. In addition, in January, 2010, the Company entered into the Gold Loan and increases in the price of gold will increase the effective borrowing cost of this obligation (see Commodity price risk). The Company has chosen not to hedge its exposure to changes in the price of gold with respect to the Gold Loan.

(vi) Fair value disclosures

The carrying values of cash and cash equivalents, amounts receivable, prepaid expenses, and accounts payable approximate their fair value based on their short term nature. The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the gold loan approximates fair value as it has been amortized using the effective interest method and its embedded derivative is fair valued at each reporting period.

13.	COMMITMENTS AND CONTINGENCIES

	a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011 (six months)	$81,105
2012	13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

b)

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defenses against any claims.

c)

On March 1, 2010, the Company re-entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months.

d)

The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,080,293 (March 31, 2010 - $1,035,590).

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

14.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration, development and operation of mineral resource properties located in Mexico with a corporate office located in Canada. Geographic information is as follows:

	(Restated)
	Total	Equipment	Resource	Inventory	Other
	Assets		Properties		Assets
September 30, 2010
Canada	$1,096,244	$30,207	$-	$-	$1,066,037
Mexico	98,414,601	26,730,480	51,407,659	7,354,898	12,921,564

	$99,510,845	$26,760,687	$51,407,659	$7,354,898	$13,987,601
March 31, 2010
Canada	$1,039,142	$28,472	$-	$-	$1,010,670
Mexico	81,240,140	24,368,995	41,698,893	6,420,154	8,752,098

	$82,279,282	$24,397,467	$41,698,893	$6,420,154	$9,762,768

For the restated six month period ended September 30, 2010, the segmented results from operations was as follows:

(Restated)	Mexico	Canada	Consolidated

Metal revenues	$34,655,414	$-	$34,655,414
Expenses:
Cost of sales	16,464,484	-	16,464,484
Amortization and depreciation	2,581,133	929,695	3,510,828
Asset write downs	2,652	-	2,652
Corporate and administration	85,099	1,826,672	1,911,771
Accretion of reclamation liability	62,189	-	62,189
Stock-based compensation	-	1,108,628	1,108,628
Income(loss) from operations	15,459,857	(3,864,995)	11,594,862
Other income (expenses)
Other income	10,685	-	10,685
Interest expense, net	(64,519)	(4,077,430)	(4,141,949)
Foreign exchange gain (loss)	(7,904)	(224,339)	(232,243)
Gain (loss) on embedded derivative	-	(2,935,634)	(2,935,634)
Net income before tax recovery - future	15,398,119	(11,102,398)	4,295,721
Income taxes	(4,210,052)	-	(4,210,052)
Net income after tax	$11,188,067	$(11,102,398)	$85,669

TIMMINS GOLD CORP.
NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited, in Canadian dollars, except for number of options and per share amounts)

14.	SEGMENTED INFORMATION (continued)

For the restated three month period ended September 30, 2010, the segmented results from operations was as follows:

(Restated)	Mexico	Canada	Consolidated

Metal revenues	$20,322,817	$-	$20,322,817
Expenses:
Cost of sales	8,385,517	-	8,385,517
Amortization and depreciation	1,446,540	927,461	2,374,001
Asset write downs	-	-	-
Corporate and Administration	38,108	1,100,139	1,138,247
Accretion of reclamation liability	31,448	-	31,448
Stock-based compensation	-	555,615	555,615
Income (loss) from operations	10,421,204	(2,583,215)	7,837,989
Other income (expenses)
Other income	4,625	-	4,625
Interest expense, net	738	(2,040,415)	(2,039,677)
Foreign exchange gain (loss)	(169,862)	(69,650)	(239,512)
Loss on embedded derivative	-	(335,889)	(335,889)
Net income before tax recovery - future	10,256,705	(5,029,169)	5,227,536
Income taxes	(4,313,216)	-	(4,313,216)
Net income after tax	$5,943,489	$(5,029,169)	$914,320

15.	SUBSEQUENT EVENTS

From September 30, 2010 to November 26, 2010, 75,000 stock options with an exercise price of $1.00 were exercised.